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MetLife Insurance Company USA
11225 North Community House Road
Charlotte, North Carolina 28277

                                         April 10, 2015

VIA EDGAR
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United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  MetLife Insurance Company USA ("Registrant")
          Liquidity Benefit
          Form S-3/A - Pre-Effective Amendment No. 1 to the Registration
          Statement
          SEC File No. 333-201860

Dear Sir or Madam:

The Registrant filed Pre-Effective Amendment No. 1 to the Registration Statement on April 10, 2015.

     In connection with this filing, the Registrant acknowledges that:

     1. should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Sincerely,

                                          /s/ Elizabeth M. Forget
                                          --------------------------------------
                                          Name: Elizabeth M. Forget
                                          Title: Senior Vice President